                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14F-1


                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                                 NETSTAFF, INC.
        (Exact name of registrant as specified in its corporate charter)

                              ---------------------


            Indiana                       0-25881                35-2065470
(State or other jurisdiction of   (Commission File Number)     (IRS Employer
         incorporation)                                      Identification No.)



      990 Stewart Avenue, Suite 420
           Garden City, New York                                    11530
(Address of principal executive offices)                          (Zip Code)


                                 (516) 228-0070
              (Registrant's telephone number, including area code)

                                 NETSTAFF, INC.
                          990 STEWART AVENUE, SUITE 420
                           GARDEN CITY, NEW YORK 11530

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

GENERAL

         This Information Statement is being mailed on or about June 13, 2002, by NetStaff, Inc., an Indiana corporation, to the holders of record of shares of our common stock. You are receiving this Information Statement in connection with the intended appointment of four new members to our board of directors and the resignation of our current sole director.

         On May 17, 2002, pursuant to and in accordance with an Agreement and Plan of Merger dated as of May 16, 2002 by and among NetStaff, NSI Acquisition Corporation, our wholly-owned subsidiary (later renamed Financial Systems Group), MAT Trading Corp., Marc K. Swickle, Michelle Berger, Asi Levy, Tuvia Levy and Darren Klein, an aggregate of 80,000,000 shares of common stock of NetStaff were issued directly to the shareholders of MAT Trading Corp. as consideration for the merger of MAT Trading Corp. with and into NetStaff's subsidiary, NSI Acquisition Corporation, on the basis of eight shares of NetStaff's common stock for each issued and outstanding share of MAT Trading Corp. common stock. Upon the effectiveness of the merger, all issued and outstanding shares of MAT Trading Corp. capital stock were cancelled. As a result of the merger and as a result of ownership of shares of common stock of NetStaff by the former MAT Trading Corp. shareholders, certain of the former shareholders of MAT Trading Corp. became entitled to exercise voting control over NetStaff. Immediately prior to such time, no identifiable person or group of persons had voting control over NetStaff. Certain of the former MAT Trading Corp. shareholders together acquired control of NetStaff pursuant to the merger, and their names and respective holdings of the common stock of NetStaff are as follows: Marc K. Swickle, 25,600,000 shares; Michelle Berger, 25,600,000 shares; Asi Levy, 6,835,552 shares; Tuvia Levy, 6,835,552 shares; and Darren Klein, 12,000,000 shares.

         As of June 7, 2002, NetStaff had approximately 93,700,000 shares of common stock outstanding. As of that date, the individuals listed above beneficially owned an aggregate of 76,871,104 shares of NetStaff's common stock. Based upon this ownership, as of May 17, 2002, these individuals together beneficially owned approximately 82% of NetStaff's common stock, and held an equivalent percentage of the voting power over all matters on which the holders of NetStaff's common stock are entitled to vote.

         Consequently, the individuals listed above have sufficient voting power to control the outcome of all corporate matters submitted to the vote of NetStaff's shareholders. Those matters could include the election of directors, changes in the size and composition of the board of directors (and, thereby, the qualification and appointment of officers of NetStaff), and mergers and other business combinations involving NetStaff. In addition, through their control of the board of directors and voting power, the individuals listed above may be able to control certain decisions, including decisions with respect to NetStaff's dividend policy, access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), and the acquisition or disposition of assets by NetStaff. Further, the concentration of voting power in the individuals listed above could have the effect of delaying or preventing a change in control of NetStaff and may affect the market price of NetStaff's common stock.

         Under the terms of the merger agreement, our current director, Patrick Rylee, is required to appoint Marc K. Swickle, Darren Klein, Tuvia Levy and Howard Berger as members of our board of directors. These appointments shall become effective ten days after the date of this notice. Patrick Rylee will resign as a director of NetStaff upon the effectiveness of the appointment of Messrs. Swickle, Klein, Levy and Berger to our board of directors. At that time, we will have one vacancy on our board. We are in the process of locating a suitable candidate to fill that vacancy.

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

         The information contained in this Information Statement concerning MAT Trading Corp. and Messrs. Swickle, Klein, Levy and Berger has been furnished to us by MAT Trading Corp. NetStaff assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING NETSTAFF

         The only class of voting securities of NetStaff currently outstanding is our common stock. As of June 7, 2002, there were 93,700,000 shares of our common stock outstanding. Each share of common stock is entitled to one vote per share. There are no shares of preferred stock of Netstaff currently outstanding.

         INFORMATION CONCERNING THE CURRENT DIRECTOR, PROPOSED DIRECTORS
                             AND EXECUTIVE OFFICERS

     CURRENT DIRECTOR

         PATRICK RYLEE, 44, has served as a director of NetStaff since September 1999. He served as our Chief Executive officer and President from September 1999 to May 16, 2002. In addition, he was our Acting Chief Financial Officer from June 2000 to May 16, 2002. He was the founder and served as President and a director of NefStaff, Inc., a Delaware corporation, which was merged into our company in September 1999, since its inception in June 1996.

    PROPOSED DIRECTORS AND CURRENT EXECUTIVE OFFICERS

         MARC K. SWICKLE, 32, has served as our President and Chief Executive Officer and as President, Chief Executive Officer and Chairman of the Board of Directors of Financial Systems Group, Inc., our wholly-owned subsidiary (formerly, NSI Acquisition Corporation), since May 17, 2002. Prior to that, Mr. Swickle was the President of MAT Trading Corp. since its inception on February 9, 2001 until the closing of the merger of MAT Trading Corp. with NSI Acquisition Corporation on May 17, 2002. Prior to founding MAT Trading Corp., Mr. Swickle traded his own equity portfolio at Blackwood Securities, LLC from May 2000 to January 2001. From September 1998 to May 2000, Mr. Swickle practiced law as a Litigation Consultant for Breen Capital Corporation and practiced law for Brinkley Mcnerney Morgan Solomon & Tatum LLP where his practice concentrated in the areas of commercial and securities litigation. From September 1995 to June 1998, Mr. Swickle was a law student at Nova Southeastern University, Shepard Broad Law Center in Ft. Lauderdale, Florida. From February 1992 to February 1995, Mr. Swickle was employed as a registered representative and principal at various retain brokerage firms. Mr. Swickle received his Juris Doctorate Degree from Nova Southeastern University, Shepard Broad Law Center in Ft. Lauderdale, Florida in May 1998 and his Bachelor of Arts in Political Science from Washington University in 1990. Mr. Swickle is currently a member of the Florida Bar. In addition, he currently holds the NASD Series 7, 24, 55 and 63 securities licenses.

         HOWARD B. BERGER, 30, has served as our Chief Financial Officer and Secretary and as Chief Financial Officer, Secretary and a member of the board of directors of Financial Systems Group, Inc. since May 17, 2002. Prior to that, Mr. Berger was Secretary of MAT Trading Corp. from April 2001 to May 16, 2002. Prior to joining MAT Trading Corp., from September 1999 to March 2001, Mr. Berger was President of IPOMarket.com Corp., an on-line investment banking company. From November 1996 to June 1999, Mr. Berger worked for Cambridge Capital, LLC as their compliance director, chief investment banker, and financial and operations principal. Mr. Berger received his Bachelors of Science in Economics from Cornell University in 1993. In addition, Mr. Berger currently holds Series 7, 24, 27, 55 and 63 securities licenses.

         DARREN M. KLEIN, 28, has served as our Chief Information Officer and as the Chief Information Officer and a member of the board of directors of Financial Systems Group, Inc. since May 17, 2002. Prior to that, Mr. Klein was the Chief Information Officer of MAT Trading Corp. from April 2002 to May 16, 2002. Prior to joining MAT Trading Corp., from November 2000 to April 2002, Mr. Klein was employed at Empire Global Holdings, LLC as the Chief Information Officer where he was responsible for the strategic development, implementation and support of the company's information technology strategy for equities and options trading. From August 2000 to November 2000 he was Interim Chief Information Officer at Weatherly Securities where he was responsible for the creation of a self-clearing business and technology strategy for the company. From April 1996 to August 2000, Mr. Klein was employed by Worldco, LLC, as the Vice President of Management Information Systems and Chief Information Officer. Mr. Klein received his Bachelor of Arts in Psychology from City University of New York at Queens College in 1995.

         TUVIA LEVY, 54, has served as the President of LTR Stores, Inc., a clothing manufacturer and retailer, which he founded, since 1977.

         One of our shareholders, Asi Levy, is the son of one of our proposed directors, Tuvia Levy. Marc Swickle, our President and Chief Executive Officer, is the son-in-law of Tuvia Levy and the brother-in-law of Asi Levy.

COMPENSATION OF DIRECTORS

         Our directors are reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the board of directors or committees thereof.

BOARD OF DIRECTORS AND COMMITTEES

         We do not have an audit, nominating or compensation committee of the board of directors or other committees performing similar functions. During the year ended December 31, 2001, we did not have any meetings of the board of directors and took action by unanimous written consent on one occasion.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, and the regulations under that act require our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities, or reporting persons, to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in that ownership. Reporting persons are required by Commission regulations to furnish us with copies of all reports that they file.

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

         Based solely upon a review of copies of these reports furnished to us during 2001 and thereafter, or written representations received by us from reporting persons that no reports were required, we believe that our reporting persons complied with all Section 16(a) filing requirements applicable to them during 2001.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The Summary Compensation Table below provides information concerning the annual and long-term compensation for services in all capacities as an employee of NetStaff of Patrick Rylee, our former Chief Executive Officer, President, Acting Chief Financial Officer and Secretary during 1999, 2000 and 2001. There were no other executive officers whose annual salary and bonus compensation exceeded $100,000 during 2001.


                                                                            Annual
                                                        Compensation
                                                 -----------------------------------------------
                                                                                  Other Annual
   Name and Principal Positions         Year      Salary ($)     Bonus ($)        Compensation
 --------------------------------       ----      ----------    -----------     ----------------
Patrick Rylee
   Former Chief Executive Officer,       2001      120,000 (1)           --            --
   President, Acting Chief               2000      120,000 (2)           --            --
   Financial Officer and Secretary       1999       20,769               --            --


---------------
(1)  Entire amount has been accrued by NetStaff.
(2)  Includes $72,692 which has been accrued by NetStaff.

OPTION GRANTS AND AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

         No option grants were made to the executive officers named in the summary compensation table during fiscal year ended December 31, 2001. No option exercises were made by the executive officer named in the summary compensation table during fiscal year ended December 31, 2001, and no executive officer held unexercised options as of that date.

        SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS, THE CURRENT DIRECTOR, PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information as of June 7, 2002 regarding the beneficial ownership of our common stock by:

         o each person known by us to own beneficially own more than five percent in the aggregate, of the outstanding shares of our common stock;

         o    each of our current director and proposed directors;

         o    each of our current executive officers; and

         o all directors, proposed directors and current executive officers as a group.

         Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe each holder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder, subject to community property laws where applicable. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying notes held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group.

         Except for Patrick Rylee, the address for each named beneficial owner is 990 Stewart Avenue, Suite 420, Garden City, New York 11530. The address for Patrick Rylee is 833 El Capitan Drive, Millbrae, California 94030.

                                                                                    PERCENT OF
                                                           AMOUNT AND             COMMON STOCK
                                                            NATURE OF              BENEFICIALLY
              NAME OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP          OWNED
              ------------------------                  --------------------          -----
Howard Berger (1)(2).............................       25,600,000 (3)               27.32%
Michelle Berger..................................       25,600,000                   27.32%
Tuvia Levy (1)...................................        6,835,552                    7.30%
Asi Levy.........................................        6,835,552                    7.30%
Marc K. Swickle (1)(2)...........................       25,600,000                   27.32%
Darren Klein (1)(2)..............................       12,000,000                   12.81%
Patrick Rylee....................................        4,080,093                    4.35%
All directors, proposed directors and executive
  officers as a group (5 persons)................       74,115,645                   79.10%

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(1)      Proposed director.
(2)      Executive officer.
(3) Represents 25,600,000 shares of common stock held individually by Mr. Berger's spouse, Michelle Berger.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We have entered into indemnification agreements with Patrick Rylee and Colin Childerley, a former director of NetStaff. Under the terms of the indemnification agreements, we have agreed to indemnify Messrs. Rylee and Childerley to the fullest extent permitted by Indiana law. However, no indemnification will be provided:

         o on account of any suit in which judgment is rendered against the indemnitee for an accounting of profits made from the purchase or sale by the indemnitee of our securities pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 or similar provisions of any federal, state or local statutory law;

         o on account of the indemnitee's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct;

         o to the extent expressly prohibited by applicable law or our bylaws;

         o for which payment is actually made to the indemnitee under a valid and collectible insurance policy or under a valid and enforceable indemnity clause, bylaw or agreement, except in respect of any excess beyond payment under the insurance, clause, bylaw or agreement; or

         o in connection with any proceeding initiated by the indemnitee, or any proceeding by the indemnitee against NetStaff or its directors, officers, employees or other indemnitees, unless
                  (a) the indemnification is expressly required to be made by law; (b) the proceeding was authorized by our board of directors; or (c) we provide the indemnification in our sole discretion under applicable law.

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                             NETSTAFF, INC.


Date: June 12, 2002                   By:  /s/ Marc K. Swickle
                                           -------------------------------------
                                           Marc K. Swickle,
                                           President and Chief Executive Officer

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